

May 7, 2012

<u>Via E-mail</u>
Laurence D. Fink
Chairman, Chief Executive Officer and Director
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055

      Re: BlackRock, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 28, 2012
              Form 8-K Filed April 18, 2012
              File No. 001-33099

Dear Mr. Fink:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Overview, page 1</u>

1.   We note your disclosure on page five regarding changes in assets under management (AUM) and that you separately present BGI merger-related outflows from net new business. Please clarify for us what BGI merger-related outflows represent and why you have chosen to highlight them separately from net new business. In this regard, please expand your explanation in footnote (1) to the table on page five which states that such outflows were due to manager concentration considerations and scientific active equity performance.

2.   As a related matter, we note that based on a review of past filings a significant amount of your indefinite-lived intangible assets relate to management contracts that were acquired in the BGI transaction. Please tell us and consider revising your disclosure in future filings within Critical Accounting Policies to address whether the BGI merger-related outflows impact your assessment of whether the values of the management contract intangible assets are impaired and whether the indefinite-life classification is still appropriate. In your response, specifically address whether, and if so, how you determined that there is a high likelihood of continued renewal based on historical experience for these acquired management contracts, which we noted is a key factor in the assignment of indefinite lives to such contracts per your disclosure on page F-16.

Item 1A. Risk Factors, page 27

Risks Related to Relationships with Bank of America/Merrill Lynch, PNC, Barclays…, page 30

3.   Please include a risk factor that describes the risks associated with the stockholder agreements with Merrill Lynch, PNC and Barclays, including the actions that you may not undertake without prior approval of those entities.

Legal and Regulatory Risks, page 31

4.   Please revise your disclosure in this section to clarify how the regulations that you discuss in this section present material risks to you. For example, it currently is unclear how the Dodd-Frank Act may adversely impact your business, require you to change certain business practices, or impose additional costs on you. Please also expand your disclosure to explain risks associated with proposed changes relating to money market fund regulations and to clarify whether such changes could materially impact your operations. Please ensure that your revised disclosure captures the most significant regulatory risks applicable to both your United States and foreign operations.

Exhibits and Financial Statement Schedules, page 102

5.   Certain of your exhibits were filed in an incomplete manner. For example, you have omitted the exhibits and schedules from exhibits 10.17 and 10.18. Please amend the Forms 8-K filed on November 17, 2010 and March 11, 2011 to refile the credit agreement and global distribution agreement in their entireties. Please confirm to us that each of the other exhibits contained in your exhibit index was filed completely. For any that were not, amend the filings to do so.

Notes to the Consolidated Financial Statements, page F-12

12. Commitments and Contingencies, page F-45

Contingencies, page F-45

Legal Proceedings, page F-45

6.   We note your disclosure that you, after consultation with legal counsel, currently do not anticipate that the aggregate liability, if any, arising out of regulatory matters or lawsuits will have a material effect on your earnings, financial position, or cash flows, although, at the present time, you are not in a position to determine whether any such pending or threatened matters will have a material effect on your results of operations in any future reporting period. It is unclear how you are able to conclude that regulatory matters and lawsuits will not have a material effect on your *earnings*, but you are not in a position to conclude on whether such matters will have a material effect on your *results of operations*. We believe that both earnings and results of operations describe the impact on your Consolidated Statements of Income, and we do not believe this disclosure satisfies the criteria in ASC 450-20-50. Accordingly, to the extent that the estimated reasonably possible loss or range of reasonably possible losses in excess of amounts accrued could have a material effect on any of your consolidated financial statements, please revise future filings to provide the range. If the range of possible losses is not material to any of your consolidated financial statements (including your Consolidated Statements of Income), please revise your disclosure in future filings to clearly state that fact.

21. Segment Information, page F-67

7.   You disclose that you direct operations as one business, the asset management business, and you operate in one business segment in accordance with ASC 280-10. We also note your disclosure within the Business section of your filing that separately discusses assets under management by asset class, which appears to represent the different types of products you manage, as well as by client type (e.g. institutional investors, retail and high net worth investors, and *iShares*). Please tell us what information your CODM regularly reviews to make decisions about resource allocations and to assess performance. Additionally, please tell us whether you aggregate operating segments, and if so, how you determined that such operating segments exhibit similar long-term financial performance and have similar economic characteristics. In your response, please tell us how you considered the aggregation criteria of ASC 280-10-50-11 and the quantitative threshold guidance of 280-10-50-12 through 280-10-50-19.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

Item 402(b) of Regulation S-K sets forth the disclosure requirements with respect to the Compensation Discussion and Analysis. In prior reviews, we have commented when your disclosures in this area were unclear or did not respond to the disclosure requirements. For example, we issued a number of comments asking for clarification of how you determine the amount of compensation you pay to your named executive officers. See, for example, comments eight, nine and 12 in our letter dated July 19, 2010 and comment three in our letter dated September 9, 2010. We believe your Compensation Discussion and Analysis continues to remain unclear as to how you determine the amount of compensation that you pay. Please amend Item 11 of your Form 10-K in response to the comments in this section of the letter.

Long-Term Incentive Compensation, page 25

8.   We note that you introduced the Challenge Program in 2011 and that grants of awards under this program require "achievement of performance conditions...." We also note your disclosure on page 31 that "[t]he determination of…Challenge Awards was based on an assessment of individual contributions to BlackRock's success throughout the year, each executive's ability to contribute in the future and consideration of the aggregate bonus pool." Please revise to disclose the performance factors that the Management Development and Compensation Committee (MDCC) considers in determining awards made pursuant to the Challenge Program and clarify how "consideration of the aggregate bonus pool" factors into this determination.

9.   We refer to your disclosure at the bottom of page 29; please describe how you determined the $144 million bonus pool from which the Challenge Awards were granted, as well as how you determined whether to grant awards from this pool in the form of Challenge Awards or otherwise. In this regard, please refer to comment three of our letter dated September 9, 2010. Please also disclose the formula used to convert award value into restricted stock, as discussed on page 28.

Compensation Consultant, page 29

10.   We note that you utilize survey information provided by McLagan Partners and publicly disclosed pay information at certain publicly-traded asset management firms in evaluating overall pay levels and trends. We also note your disclosure on p. 30 that the MDCC considered "[c]ontinued competitive investment performance…where 63%, 67% and 73% of AUM ranked above benchmark or peer group median" in the context of determining 2011 executive pay. Please revise your disclosure to clarify the extent to which the MDCC determines executive compensation based upon a comparison of peer data (e.g., to specify whether the MDCC adjusts compensation based upon its review of such information). Also, tell us why you believe it is appropriate to identify the

companies reviewed by Semler Brossy and not identify the component companies of the McLagan Partners study. We note that you indicate that the Semler Brossy companies do not provide ideal comparisons and the companies used in the McLagan Partners study offer more suitable comparisons.

Determination of 2011 Compensation, page 29

11.   We note your responses to comment eight of our letter dated July 19, 2010, comment one of our letter dated June 4, 2009 and comment three of our letter dated August 27, 2008 regarding the composition of your corporate bonus pool. We refer to your disclosure on page 32 that for 2011 annual incentive awards the MDCC "established a maximum corporate incentive pool based on pre-incentive operating income, and through prescribed formulas, effectively set maximum annual incentive awards for each of the named executive officers…."

·   Please clarify how the MDCC uses the factors discussed in the last paragraph on page 28 to ultimately determine the total bonus pool. For example, it currently is unclear how the projected bonus amounts relate to your pre-incentive operating income, how your operating income is adjusted in any given year (i.e., up or down) and how the MDCC considers "other financial measures, including the ratio of [y]our annual compensation and benefits expense to [y]our revenue."

·   Please also revise your disclosure in this section to clarify whether the MDCC made adjustments to the bonus pool for the reportable year and to disclose any objective factors used by the Committee in making such adjustments. For example, we note from your disclosure on p. 32 that in 2011 "the MDCC exercised its discretion to pay less than the formula results," but it is unclear why the MDCC chose to exercise its discretion or upon what criteria and factors it based its decision. We note in this regard that the MDCC may adjust the bonus pool accruals "to reflect market conditions, competitive pay levels and the Company's performance."

·   Additionally, while we note your disclosure on page 30 regarding 2011 bonus amounts actually paid to named executive officers, your existing disclosure omits a discussion of the methodology utilized by the MDCC in allocating a portion of the total bonus pool to your named executive officers. Please revise your disclosure to explain this methodology.

12.   We note your disclosure on page 28 that "framework for compensation decision[s] is tied to achievement of goals" and that "compensation for named executive officers is not determined by formula." We also note from your response to comment nine of our letter dated July 19, 2010 that "[t]he allocation of bonuses to [y]our named executive officers was made on the basis of a subjective judgment by [the] MDCC" and that "the MDCC considered a number of factors, including non-financial goals and…overall financial and

investment performance….” Please revise your disclosure to clarify how reported financial results and company performance factor into annual incentive awards and, to the extent applicable, to long-term equity awards and awards made pursuant to your Challenge Program. Please note that your revised disclosure should clearly explain the specific items of corporate performance that the MDCC considers in determining award amounts. If these awards are based upon the MDCC’s subjective evaluation of performance goals, please revise your disclosure to say so clearly.

2011 Summary Compensation Table, page 35

13.   Tell us why you have included the cash portion of awards made pursuant to the Performance Plan in the “Bonus” column rather than the “Non-Equity Incentive Plan Compensation” column and why the cash awards made in 2011 are not reported in the Grant of Plan-Based Awards table.

Certain Relationships and Related Transactions, page 46

14.   Please reconcile your disclosure in this section with the quantitative disclosure provided in Note 15 to the financial statements on pages F-53 through F-57 of your 2011 Form 10-K. For example and without limitation, we note that the revenue and expenses reported in your Form 10-K related to Bank of America and its subsidiaries does not appear to correspond to your disclosure on pages 46 through 48 of your definitive proxy statement. Please advise.

Form 8-K filed April 18, 2012

Exhibit 99.2

Operating cash flow and payout ratio, page 19

15.   You disclose operating cash flows on a GAAP and as adjusted basis, and you make reference to previously filed Forms 10-K, 10-Q, and 8-K for further information and reconciliation between the GAAP and as adjusted amounts. Please tell us where these GAAP and non-GAAP amounts are reconciled in your previously filed documents, and in future filings, please revise your disclosure to reconcile your operating cash flows on a GAAP and as adjusted basis, or clearly reference the location of such reconciliation. Additionally, please tell us how you considered Compliance & Disclosure Interpretation (C&DI) 102.06 issued by the Division of Corporation Finance and the view that all three major categories of the statement of cash flows should be presented when a non-GAAP liquidity measure is presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Angela Connell, Accounting Reviewer, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director